UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

SearchMedia Holdings Limited
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

B56LK12
(CUSIP Number)

December 24, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

The Schedule 13G filed by the Reporting Persons (as defined below) on January 4, 2010 incorrectly stated the beneficial ownership percentage of the Reporting Persons as of December 24, 2009.  Due to the actual number of shares outstanding as of the event date, the Reporting Persons beneficially owned less than 5.0% of the outstanding shares of SearchMedia Holdings Limited and no Schedule 13G was required to be filed.

The names of the persons filing this statement on Schedule 13G are:

·	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

·	Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);

·	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

·	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

·	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

·	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

·	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

·	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

·	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

·	Christian Leone, a United States Citizen (“Mr. Leone”).

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 24, 2010

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
        Norris Nissim,
        General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
        Norris Nissim,
        General Counsel

/s/ Adam Miller
    Adam Miller, as Attorney-in-Fact
    For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK )
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
Michael J. Sadler
    Notary Public

[Notary Stamp and Seal]